August 10, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Under Section 2019 of the Iran Threat Reduction and Syria Human Rights Act of 2012
and Section 13 (r) of the Exchange Act of 1934 Included in Quarterly Report on Form 10-Q

 Ladies and Gentlemen:

    Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that, pursuant to such provisions, First BanCorp. has disclosed in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, which was filed with the U.S. Securities and Exchange Commission on August 10, 2015, information that Oaktree Capital Group, LLC, one of First Bancorp.’s principal shareholders, disclosed in its most recent Quarterly Report on Form 10-Q.

Regards,

By:	/s/ Lawrence Odell
Name:	Lawrence Odell
Title:	EVP and General Counsel